Exhibit 2

TAT Technologies Ltd.
P.O. Box 80, Gedera 70750 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Adi Zaltzman and Michael Medovoy, or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel, on June 28, 2012 at 5:00 p.m. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 4, 5 and 6.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 4, 5 OR 6, WHETHER YOU VOTE FOR OR AGAINST PROPOSALS 4, 5 OR 6. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 4, 5 OR 6, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 4, 5 OR 6, RESPECTEVELY.

Item No. 1
Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our 2013 Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's board of directors.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

Item No. 2
Approval of the re-election of each of Messrs. Rimon Ben-Shaoul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Iris Shapira to serve as a director of the Company, and, with respect to Ms. Iris Shapira only, to serve as an independent director of the Company, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified
                                                      VOTE FOR EACH DIRECTOR SEPARATELY.

		FOR	AGAINST	ABSTAIN
	I. Rimon Ben-Shaul	☐	☐	☐
	II. Jan Loeb	☐	☐	☐
	III. Nati Botbol	☐	☐	☐
	IV. Regina Ungar	☐	☐	☐
	V. Iris Shapira	☐	☐	☐

Item No. 3
Approval of the 2012 Stock Option Plan, and approval of grant of 380,000 options under the Option Plan to directors, officers and senior employees of the Company and its affiliates, including options to purchase 40,000 Ordinary Shares of the Company to each of Mr. Rimon Ben-Shaoul, the Chairman of the Board of Directors, and Ms. Regina Ungar, a member of the Board of Directors.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

Item No. 4
Approval of the new management services agreement by and between the Company and Isal Amlat Investments (1993) Ltd., the Company's controlling shareholder ("Isal"), under which Isal will provide various management services to the Company for a period of three years commencing as of February 8, 2012.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO

Do you have a personal interest in the proposal to approve the new management services agreement by and between the Company and Isal, under which Isal will provide various management services to the Company for a period of three years commencing as of February 8, 2012?
		☐	☐

Item No. 5
Approval of certain amendments to the Articles of Association of the Company to reflect recent amendments to the Israeli Companies Law, 5759-1999 (the "Companies Law"), the Israeli Securities Law, 5728-1968 (the "Securities Law") and certain other matters.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
	YES	NO

Do you have a personal interest in the proposal to approve certain amendments to the Articles of Association of the Company to reflect recent amendments to the Companies Law, the Securities Law and certain other matters?
	☐	☐

Item No. 6
Subject to the approval of Item 5, approval of certain amendments to the form of indemnification and exemption undertaking by the Company to its directors and officers, as will be from time to time, including the directors and officers who are also officers of the Company's controlling shareholders, and of entering into new indemnification and exemption agreements with the directors and officers of the Company on the terms set forth in the amended form of indemnification and exemption undertaking.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
	YES	NO

Do you have a personal interest in the proposal to approve certain amendments to the form of indemnification and exemption undertaking by the Company to its directors and officers, as will be from time to time, including the directors and officers who are also officers of the Company's controlling shareholders, and of entering into new indemnification and exemption agreements with the directors and officers of the Company on the terms set forth in the amended form of indemnification and exemption undertaking?
	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 31, 2012, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature _________________ Signature _________________                                                                                                                     Date __________, 2012.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy.   PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.